February 9, 2024

United States

Securities and Exchange Commission

Division of Corporation Finance

Washington D. C., 20549

Re: Liberty Star Uranium & Metals Corp.

Registration Statement on Form S-1

Filed December 22, 2023

File No. 333-276262

Dear Timothy S. Levenberg, Special Counsel’

United States Securities and Exchange Commission

Office of Energy & Transportation,

We have responded to your comment letter and completed the following corrections at your request.

Registration Statement Amendment No. 1 to Form S-1

Item 11. Executive Compensation, page 30

1. Please revise to provide compensation of the named executive officers for each of your last two completed fiscal years, including the fiscal year ended January 31, 2024. See Item 402(n) of Regulation S-K.

Response:

We revised the table for compensation to include the named executive officers for the last two completed years ended January 31, 2023, and January 31, 2024. We have referred to Regulation S-K for 402 (n).

Exhibits

2. Please file an updated consent of your independent public accountants in the next amendment.

Response:

We have included an updated consent of our independent public accountants in the new amendment filing S1 No 2, amendment.

We are refiling the S1 to comply with your requests as an S-1 A No 2.

Thank you,

/s/ Patricia Madaris
Patricia Madaris
Interim CEO & President
Liberty Star Uranium & Metals Corp.